February 17, 2006

To:

Beverly A. Singleton

Re:

Greens Worldwide, Inc.

Response to SEC Comment Letter Dated January 19, 2006

File # 0-25025

From:

Gary Wolff

1.

We do not believe we have to amend our Form 8-K, Item 4.01, as Epstein's letter of December 22, 2005 was not timely, nor necessarily correct. Please be aware that all of Epstein, allegations to accounting and presentations were not disagreements, but rather, as of December 2, unresolved issues. Instead of discussing these matters with us to assist with the resolution, they stopped their review and requested payment. This left us no choice but to dismiss them and engage Most & Company, LLP (MCO) to review our financial statements. MCO had us hire another accountant to complete the closing of our books and prepare the financial statements. All five of the issues raised by Epstein, were discussed in detail with MCO and appropriate adjustments were made and reported. Had Epstein read the form 10-QSB, as filed on December 16, 2005, they would have realized that these issues were considered and resolved. Further, had they responded to MCO's telephone or written requests for information on issues, they would have further known the issues were considered.

As to their allegation of significant deficiencies in internal control, we received no formal letter as to significant deficiencies in internal control. The only letter or written communication received from Epstein was an email received on December 02, 2005, which was in response to an email from us requesting the status of their. This email was then forwarded to the local accounting firm, assisting with the closing of the books and preparation of the financial statements for the Form 10-QSB. Other than the list open of items that needed to be resolved, the email's only mention of a material weakness relates to the "need to hire a qualified accountant", a fact well known to Epstein before they were engaged, as they previously audited USPGT. We had already engaged such a firm, Gregory, CPAS, who were working on the accounting and preparation of financial statements and we had already had this conversation with Epstein and hired another accountant. Further, Epstein did not make their selves available to discuss the matter.

Upon receipt of Epstein's letter of December 22, 2005, we  amended Item 4.01 of Form 8-K to state all such matters were considered during the preparation of the financial statement included in the Form 10-QSB as of September 30, 2005, as filed on December 16, 2005

During this period Epstein made requests for what we believe were exorbitant amounts of fees to complete the review engagement.

2.

The only letter or written communication received from Epstein was an email on December 02, 2005, which is attached.

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3.

The nature of the reportable event is discussed in #1 above. There are no amounts involved as we were in the process of providing the necessary accounting services. There is no restatement required as all matters were resolved.

4.

We have accounted for each of the accounting and presentation items as follows:

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Sale of Intellectual Property for a Long-term Note Receivable

We sold certain assets, including operating equipment, office equipment and software, in exchange for a note of $100,000 plus interest at 8%, per annum payable in annual installments of $25,000, plus certain future income of the purchases.  We recognized a gain of $86,676, the note less the company value of the assets sold. The value was attributable to the future income to be earned.  See Note 7 to Form 10-QSB as of September 30, 2005.

•

Common Stock Warrants Issued with Debt Instruments

We issued warrants to purchase: (1) 200,000 shares of common stock with our $165,000 borrowing and 200,000 shares of common stock with our $2,400,000 borrowing.  Both set of warrants were valued at their fair values as of the dates of issuance, using Black-Scholes Modeling, charged to note payable discount and are being amortized over the terms of the respective notes.  The fair value on the first set of warrants was $51,680 and see discussion of beneficial conversion for second set of warrants. See Notes 3 and 4 to Form 10-QSB as of September 30, 2005. (APB 14)

•

Accounting for Beneficial Conversion Feature on Debt

In connection with $2,480,000 borrowing, we recorded a beneficial conversion feature at fair value, charged note payable discount which is being amortized over the term of the note.  The fair value of both the beneficial conversion and the warrants issued were in excess of the borrowing to date of $1,000,000, resulting in $1,000,000 of fair value for both the beneficial conversion feature and warrants. See Note 4 to Form 10-QSB as of September 30, 2005. (EITF Issue No.98-5 and 00-27)

•

Accounting for the Business Combination (reverse Merger)

We acquired all of the shares of common stock of U. S. Pro Golf Tour, Inc. (USPGT). As the former shareholders of USPGT will own approximately 82% of our common stock, we recorded the acquisition for accounting purposes as a reverse acquisition, with USPGT as the acquirer and GRWW as the acquiree.  See Note 1 to Form 10-QSB as of September 30, 2005.  (FASB 141)

•

Restructured Debt

Prior to our acquisition of USPGT, we settled a debt of $2,617,013 in exchange for cash of $100,000, a note payable of $250,000 and 1,000,000 shares of our common stock. As the settlement was prior to our acquisition of USPGT, which we are the accounting acquiree, the gain on forgiveness of debt was not included in our consolidated operations. See Note 8 to Form10-QSB as of September 30, 2005. (FASB 145).

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Epstein was dismissed on December 11, 2005, prior to completing their review or resolving any of the above discussed accounting issues. Their letter of December 22, 2005 was received after our current auditors, MCO, completed their review and after our Form 10-QSB was filed, December16, 2005. In addition, Epstein refused to discuss any of these issues with MCO, either by phone or correspondence. Therefore, we cannot discuss Epstein's proposed accounting as we are unaware of any such accounting. We believe that all the accounting for these items as included in our Form 10-QSB are proper and have all been discussed in depth with MCO.

5.

There were no other material transactions or events similar to those that were accounted for differently.

6.

We provided true and accurate Item 3 disclosures as the material control weakness alluded to by Epstein was that "we needed to hire a qualified accountant that understands these issues.

We had already done this. Upon dismissal of Epstein and the engagement of MCO, we hired another accountant to complete the accounting and report preparation.

If we deem it necessary to amend our Form 10-QSB as of September 30, 2005, we will reconsider our disclosures under Item 3.

7.

Please refer to our response in #6 above as we do not believe we have a material control weakness. We completed our evaluation of internal control as of September 30,2005plan no further evaluation of our internal controls until we file our Form 10-KSB.

8.

We had engaged another accountant as discussed above. We plan to keep the same controls in place during the quarter ended Deember 31, 2005 and through the closing and preparation of financial statements.

9.

We do not need to amend Item 3.

/s/ Gary Wolff

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